SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Insituform Technologies, Inc.
                                (Name of Issuer)

                      Class A Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                   457667-10-3
                                 (CUSIP Number)

                                  March 1, 2001
--------------------------------------------------------------------------------
           (Date of event which requires filing of this Statement)

Check the appropriate box to designate the Rule pursuant to which this schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)



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CUSIP No. 457667-10-3



(1)   Names of Reporting Persons:   Richard L. Kinsel, Jr.
      --------------------------------------------------------------------------

      S.S. or I.R.S. Identification Number:      ###-##-####
      --------------------------------------------------------------------------

(2)   Check the Appropriate Box if a Member     (a)
                                                --------------------------------
      of a Group (See Instructions)
                                    (b)
  ------------------------------------------------------------------------------

(3)   OTS Use Only
--------------------------------------------------------------------------------

(4)   Citizenship or Place of Organization:     United States
--------------------------------------------------------------------------------

Number of Shares        (5)   Sole Voting
Beneficially Owned                  Power             1,460,238
                              --------------------------------------------------
By Each Reporting
Person With             (6)   Shared Voting
                              Power             -0-
                              ------------------------------------------
            7)    Sole Dispositive
                              Power             1,460,238
------------------------------------------------------------------------

                             (8) Shares Dispositive
                              Power             -0-
------------------------------------------------------------------------

(9)   Aggregate Amount Beneficially Owned by
      Each Reporting Person:                          1,460,238
--------------------------------------------------------------------------------

(10)  Check if the Aggregate Amount in Row (9)
      Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(11)  Percent of Class Represented by Amount
      in Row (9)                                5.44%
------------------------------------------------------------------------------

(12)  Type of Reporting Person
      (See Instructions)                                    IN
--------------------------------------------------------------------------------





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                                  SCHEDULE 13G


1(a)  Name of Issuer:
      Insituform Technologies, Inc.

1(b)  Address of Issuer's Principal Executive Offices:
      702 Spirit 40 Park Drive
      Chesterfield, MO 63005

Item 2(a)    Name of Person Filing
             Richard L. Kinsel, Jr.

Item 2(b) Address of Principal Business Office or, if none, Residence 8121Broadway, Suite 300
             Houston, Texas 77061

Item 2(c)    Citizenship
             United States

Item 2(d).   Title of Class of Securities
             Class A Common Stock, $0.01 par value

Item 2(e).   CUSIP No.
             457667-10-3

      Item 3. _____ If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b), ___ check whether the person filing is a:

      (a)  |_|Broker or Dealer registered under Section 15 of the Act
      (b)  |_|Bank as defined in Section 3(a)(6) of the Act
            (c) |_|Insurance Company as defined in Section 3(a)(19) of the Act
            (d) |_|Investment Company registered under Section 8 of the Investment Company Act
            (e) |_|Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
      (f) ___ |_|Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see ss.240.13d-1(b)(1)(ii)(F)
            (g) |_|Parent Holding Company, in accordance with ss.240.13d-1(b)(ii)(G) (Note: See Item 7)
            (h)  |_|Group, in accordance withss.240.13d-1(b)(1)(ii)(H)



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Item 4.           Ownership

      (a)-(c) _____ As of March 15, 2001, the Reporting Persons beneficially owned the number and percentage of Shares of the Issuer set forth below:

  Number of    Percentage  Sole Voting     Shared        Sole        Shared
                           ------------
   Shares          of         Power     Voting Power Dispositive  Dispositive
   ------                     -----            -----
              Outstanding                               Power        Power
                                                        -----        -----
              Shares1

  1,460,238      5.44%      1,460,238       -0-       1,460,238       -0-

Item 5.           Ownership of Five Percent or Less of a Class

            Not applicable.


Item 6.     Ownership of More than Five Percent on Behalf of Another
         Person

                     Not applicable.


Item 7.     Identification and Classification of the Subsidiary
            Which Acquired    the Security Being Reported on By the
            Parent Holding Company

            Not applicable

Item 8.     Identification and Classification of Members of the Group

            Not applicable.


Item 9.     Notice of Dissolution of Group

            Not applicable.


Item 10.    Certification

      By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I the undersigned certify that the information set forth in this statement is true, complete and correct.

      Date: March 15,  2001                     /s/ Richard L. Kinsel, Jr.
                  ----                          --------------------------

                                          Richard L. Kinsel, Jr.

--------
                 1 Based upon information available to the Reporting Person, the number of shares of Class A Common Stock issued and outstanding as of March 15, 2001 was 26,830,669.